Exhibit 23.1

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We have issued our report dated February 23, 2015, on estimates of proved reserves, future production and income attributable to certain leasehold interest of Ring Energy, Inc. (“Ring”) as of December 31, 2014. As independent oil and gas consultants, we hereby consent to the inclusion of our report and the information contained therein in this Annual Report on Form 10-K of Ring (this “Annual Report”) and to all references to our firm in this Annual Report. In addition, we hereby consent to the incorporation by reference of our audit letter, dated February 23, 2015, in Ring Energy, Inc.’s Form S-8 (File No. 333-191485) and in Ring Energy, Inc.’s Forms S-3 (File No. 333-199865 and File No. 333-200324).

CAWLEY , GILLESPIE & ASSOCIATES, INC.

Fort Worth, Texas

March 16, 2015